Sage Option Exchange Program Overview January 2024 Exhibit (a)(1)(J)

Background Stock Options Option Exchange Program Details  Making Your Elections via the Option Exchange Portal Q&A Agenda

Our equity program is an important element of our Total Rewards Philosophy Keeps us competitive Supports our long-term growth strategy Creates stronger link between pay and Company performance Supports retention  Helps align the interests of our employees with those of stockholders Purpose of our Equity Program

Voluntary Underwater Option Exchange Program Potential value creation through Sage equity has been a tenet of our rewards strategy and stock options have been an important component of our compensation packages since the Company’s founding  ~99% of stock options held by employees other than our executive officers are underwater; many significantly underwater* Subject to stockholder approval, Sage is offering a one-time voluntary opportunity to exchange underwater options with an exercise price >/= $35.00 for a lesser number of new options (at varying exchange ratios dependent on the option exercise price) New options will vest monthly over 18 months after the close of the exchange offer period and have a 7-year grant life This Exchange Program is contingent on stockholder approval at Special Meeting on January 31, 2024 *The term “Underwater” refers to outstanding stock options that have an exercise price that is greater than the current market price for our stock

Supports retention of our talented people and allows them to focus on achieving Corporate Goals at a critical time  Why Now? Why a Stock Option Exchange? To restore/reset equity awards that will help motivate Our equity pool is not unlimited; the exchange provides an opportunity to repurpose options that are no longer providing an incentive   Support retention of our talent in a competitive market Effective way to further align stockholder and employee interests

Equity 101 – Stock Option Refresher The right to purchase a fixed number of shares of Sage stock at a fixed price (exercise price) over a fixed period-of-time Upon vesting, you have a right to exercise the vested portion at any time until the date the option expires in accordance with its terms Exercising an option means you buy the stock at the exercise price set on the date of grant If the price of Sage’s stock is greater than the exercise price when you exercise and sell the shares, you receive the gain (after taxes) However, when Sage’s stock price is less than the exercise price, the stock option has no intrinsic value and is considered “underwater” “In-the-money” example: You are awarded a stock option with a per share exercise price of $20 The option is fully vested and Sage’s stock price increases to $30 The option will be worth $10 if exercised on that date (before taxes) “Underwater” example: You are awarded a stock option with a per share exercise price of $20 The option is fully vested and Sage’s stock price decreases to $15 The option will have no intrinsic value as of that date

Subject to stockholder approval, you will be eligible to participate in the Option Exchange if: Exchange Program – Eligibility You are an employee of Sage or its subsidiaries on the date the Offer to Exchange commences and Have not submitted a notice of resignation or termination, or been notified by Sage that your employment is being terminated; As of the date the Replacement Options are granted, you are an employee of Sage or its subsidiaries and Have not submitted a notice of resignation or termination, or been notified by Sage that your employment is being terminated; 4  You hold at least one "Eligible Option", which are outstanding stock options with an exercise price of >/= $35 and That remain outstanding and unexercised as of the completion date of the option exchange  3   Are not an executive officer of Sage or a member of Sage’s Board of Directors; and

Board of Directors approved the exchange ratios to result in a fair value of the replacement stock options that will be approximately equal, on an aggregate basis, to the fair value of the eligible stock options Exchange ratios were established by grouping together eligible stock options with similar exercise prices The exchange ratios are based on the fair value of the eligible stock options (calculated using a Black-Scholes option pricing model) within the relevant grouping Exchange Ratio Exercise Price Range per Share Exchange Ratio  (Surrendered Stock Options to New Stock Options) $35.00 to $59.99 1.50 to 1 $60.00 to $99.99 2.25 to 1 $100.00 to $149.99 4.00 to 1 $150.00 and above 5.00 to 1

Vesting: Term (or, “life”) of New Options: Vesting and Term of New Replacement Option Grant Subject to stockholder approval, eligible stock options, both vested and not vested, as of the exchange date, may be exchanged for new stock options with a new 18-month vesting schedule, vesting in equal monthly installments over the vesting term, subject to the applicable employee’s continued service through each vest date Example: 1,800 new options would vest 100 per month until 100% vested after 18 months New stock options will expire 7 years following the date we grant the new stock options New stock options will be subject to the terms of the 2014 Equity Plan and Option Agreement

Hypothetical Option Exchange Example Grant Date: 2/1/22 Eligible Stock Options: 1,000 Exercise Price: $50 Vesting: 4-year Life: 10-year Vested Options: 500 Original Grant New Grant Date: 2/21/24 Options Exchanged: 1,000 Exchange Ratio: 1.5 to 1 New Options: 667 Vesting: Over 18-months Life: 7-years Vested Options at Grant: 0 Option Exchange No change Current “underwater” option grant with $50 exercise price remains in place Original 4-year vesting schedule & 10-year life remain in place  Keep Original Grant

If you participate in the Option Exchange and you are a U.S. taxpayer, then for U.S. tax purposes, you will not be required to recognize income for income taxes or other taxes at the time of the exchange, or when the new options are granted Tax Impact You should consult with your personal legal counsel, accountant, financial, and/or tax advisor(s) to determine the personal tax consequences to you of participating in the Option Exchange. If you are a resident of or subject to the tax laws in more than one country, you should be aware that there may be additional or different income tax, social insurance contributions and other tax consequences that may apply to you. Please reference the Tender Offer Statement on Schedule TO and the related exhibits, including the Offer to Exchange Eligible Options for Replacement Options and Terms of Election (collectively, the “Offering Materials”) for more information. All of the Offering Materials are available on the Option Exchange website we’ll discuss next and on the Securities and Exchange Commission’s website at www.sec.gov.

Your elections must be made through the Option Exchange Program website: www.myoptionexchange.com You will be able to do the following: View all eligible options, offer documents, Q&As and offer materials Use the “Value Calculator” to view the potential value of your exchanged replacement option grant and break-even prices at assumed future stock prices Elect to exchange eligible options on a grant-by-grant basis (must exchange entire grant) View key Option Exchange dates and contact information You will receive a confirmation by email of your elections upon completion You may change your election choice(s) anytime during the offering period; once the exchange program has closed, only the final election will be considered If approved by stockholders at the 1/31 meeting, new options are expected to be granted effective after the close of the offering period on February 21, 2024 Making Your Elections Your final elections must be received prior to the Exchange Program deadline of February 20, 2024 at 11:59pm ET

Portal Welcome & Election Form Go to www.MyOptionExchange.com and log into your account or register for an account if you haven’t done so already. The only valid email address will be your Sage email address, not a personal address. You will want to click the ‘Change My Elections’ button or the ‘Election Form’ tab in order to proceed with making your elections.

Portal Election Form Details You can now proceed with making your elections.

Portal Election Form Details After making your elections, you will be asked to confirm them through electronic signature. You’ll be sent an email confirmation after you hit ‘Submit’.

MyOptionExchange.com has tools to model out the value of your Stock Options at various potential future Stock Prices based on which grants you choose to exchange.  Just click the ‘Value Calculator’ button on the exchange page or the ‘Value Calculator’ tab to access this tool. Portal Value Calculator

On the Resource page, there are additional resources available to you regarding more information about the exchange. You can also access resources directly from the homepage. Portal Resources

Question & Answer Session For questions, please email: compensation@sagerx.com for questions on the Option Exchange Program sage@infiniteequity.com for questions on navigating/understanding the portal exchange election tool equitysupport@sagerx.com for questions on the new option grants (after they are granted), and for on-going individual equity grant questions   Additionally, you can reach out to Prosper Wise, at https://www.mmaprosperwise.com/  (Prosper Wise is a financial well-being resource through MMA)

Key Dates & Times Tuesday, Jan. 23rd  Tuesday, Jan. 23rd  Tuesday, Jan. 30th Tuesday, Feb. 20th  11:59pm, ET    Early in March Commencement of Equity Exchange Program Virtual Information Session 1 Virtual Information Session 2 Exchanged new options should be visible in Shareworks Grant Date: Feb. 21, 2024 Thursday, Jan. 25th  Virtual Information Session 3 Contingent on stockholder approval on 1/31/24